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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
                              (AMENDMENT NO. 10)
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                    AMERICAN BANKERS INSURANCE GROUP, INC.
                          (NAME OF SUBJECT COMPANY)

                           SEASON ACQUISITION CORP.
                             CENDANT CORPORATION
                                  (Bidders)
                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)
                                 024456 10 5
                    (CUSIP Number of Class of Securities)

                            JAMES E. BUCKMAN, ESQ.
             SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             CENDANT CORPORATION
                                 6 SYLVAN WAY
                         PARSIPPANY, NEW JERSEY 07054
                          TELEPHONE: (973) 428-9700
           (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidders)

                               WITH A COPY TO:
                               DAVID FOX, ESQ.
                            ERIC J. FRIEDMAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 735-3000

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   This Amendment No. 10 amends the Tender Offer Statement on Schedule 14D-1 initially filed on January 27, 1998 (as amended, the "Schedule 14D-1") by Cendant Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary, Season Acquisition Corp., a New Jersey corporation ("Purchaser"), relating to Purchaser's tender offer for 23,501,260 outstanding shares of common stock, par value $1.00 per share, of American Bankers Insurance Group, Inc., a Florida corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

   The information set forth in subsection (e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

   In connection with the application of Parent and Purchaser to acquire control of the Company, Parent submitted letters to the state insurance commissioners in Florida and Arizona on February 12, 1998, and Parent submitted letters to the state insurance commissioners in New York, Georgia, South Carolina and Puerto Rico on February 13, 1998, copies of which are included as an exhibit hereto and incorporated herein by reference.

   On February 5, 1998, AIG and AIGF filed a complaint in the United Stated District Court for the Southern District of Florida (Miami Division) (the "AIG Complaint") against Parent and Purchaser alleging that Parent and Purchaser purportedly made false and misleading statements or omissions in Parent and Purchaser's: (i) pre-tender offer conference call with analysts,
(ii) Schedule 14D-1, and (iii) preliminary proxy statement. The allegedly false and misleading statements relate generally to Parent's statements that the two competing acquisition proposals are on equal regulatory footing; certain statements regarding Parent's expected cost savings that could be realized if it were to acquire the Company; Parent's allegedly false statement that the Offer is not conditioned upon financing; and Parent's alleged failure to disclose a possible business downturn. The AIG Complaint alleges violations of Sections 14(a) and 14(e) of the Exchange Act. In addition, the AIG Complaint alleges that Parent and Purchaser purportedly violated Section 14(a) of the Exchange Act based upon a violation of Section 5 of the Securities Act. AIG and AIGF ask the Court to enter judgement: (i) declaring that Parent and Purchaser have violated Sections 14(a) and 14(e) of the Exchange Act, (ii) requiring Parent and Purchaser to make corrective disclosures, (iii) enjoining Parent and Purchaser from further violating Sections 14(a) and 14(e) of the Exchange Act, (iv) declaring that Parent and Purchaser have violated Section 14(a) of the Exchange Act by violating
Section 5 of the 1933 Act, and (v) enjoining Parent and Purchaser from making any statements regarding the Proposed AIG Merger, the Offer, or the Proposed Merger until a registration statement has been filed and a prospectus has been delivered to the Company's shareholders. Parent and Purchaser believe that the AIG Complaint is meritless, and intend to vigorously oppose AIG and AIGF's claims.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 is hereby amended as follows:

   (g)(9) Letters from Parent to state insurance commissioners of Florida, Georgia, Arizona, New York, South Carolina and Puerto Rico.

   (g)(10) Complaint filed on February 5, 1998 against Parent and Purchaser by AIG and AIGF in the United States District Court for the Southern District of Florida, Miami Division.

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                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 1998

                                          CENDANT CORPORATION

                                          By:  /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Senior Executive Vice
                                                     President
                                                     and General Counsel

                                          SEASON ACQUISITION CORP.

                                          By:  /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Executive Vice President

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                                EXHIBIT INDEX

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
  EXHIBIT NO.
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
      (g)(9)     Letters from Parent to state insurance commissioners of Florida, Georgia,
                 Arizona, New York, South Carolina and Puerto Rico.

     (g)(10)     Complaint filed on February 5, 1998 against Parent and Purchaser by AIG and AIGF in the United States District Court for the Southern District of Florida, Miami
                 Division.
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